UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number 1-13175
PREMCOR RETIREMENT SAVINGS PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
San Antonio, Texas
June 30, 2008

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments:
Mutual funds	$195,932,782	$205,116,974
Common/collective trust	52,476,887	52,740,808
Valero Energy Corporation common stock	36,557,621	43,891,034
Participant loans	6,703,755	7,681,447

Total investments at fair value	291,671,045	309,430,263

Receivables:
Due from brokers for securities sold	337,117	1,983,750
Employer contributions, net of forfeitures of $0 and $950, respectively	184,219	232,425
Employee contributions	—	663

Total receivables	521,336	2,216,838

Total assets	292,192,381	311,647,101

Liabilities:
Due to brokers for securities purchased	(343,653)	(1,496,460)

Net assets available for benefits at fair value	291,848,728	310,150,641

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(397,064)	507,506

Net assets available for benefits	$291,451,664	$310,658,147

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
Investment income:
Interest income	$551,043	$483,591
Dividend income	16,502,305	13,270,264
Net appreciation in fair value of investments	17,428,211	12,959,023

Total investment income	34,481,559	26,712,878

Contributions:
Employee	11,265,518	13,181,187
Employer, net of forfeitures	7,050,517	8,554,616

Total contributions	18,316,035	21,735,803

	52,797,594	48,448,681

Deductions from net assets:
Withdrawals by participants	(67,401,897)	(28,964,521)
Asset transfers out to Valero Energy Corporation Thrift Plan	(4,578,285)	(23,968,276)
Administrative expenses	(23,895)	(26,730)

Total deductions	(72,004,077)	(52,959,527)

Net decrease in net assets available for benefits	(19,206,483)	(4,510,846)

Net assets available for benefits:
Beginning of year	310,658,147	315,168,993

End of year	$291,451,664	$310,658,147

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2007, Valero owned and operated 17 refineries in the United States, Canada, and Aruba with a combined total throughput capacity, including processed crude oil, intermediates, and other feedstocks, of approximately 3.1 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Premcor Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
General
The Plan is a qualified profit-sharing plan covering eligible employees of The Premcor Refining Group Inc. (PRG), a wholly owned subsidiary of Valero. PRG was previously owned by Premcor Inc. (Premcor), which was acquired by Valero on September 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor and the Valero Energy Corporation Benefit Plans Administrative Committee (the Administrative Committee) is the administrator of the Plan. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.
Participation
Participation in the Plan is voluntary. All union employees and certain corporate employees of PRG who have completed six months of service are eligible to participate in the Plan; however, union employees at the Delaware City Refinery are eligible to participate in the Plan after one month of service. Effective January 1, 2007, certain former Premcor union employees became eligible to participate in the Valero Energy Corporation Thrift Plan (Valero Thrift Plan).
Effective July 1, 2007, Valero sold its refinery in Lima, Ohio to Husky Refining Company (Husky), a wholly owned subsidiary of Husky Energy Inc. As a result of the sale, employees at the Lima Refinery became employees of Husky. Those employees who were participants in the Plan became fully vested in their employer accounts and had various options related to their account balances, including a rollover to a Husky defined contribution plan.
Contributions
Participants can make pre-tax contributions from 1% to 50% of their annual eligible compensation as defined in the Plan, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Effective April 1, 2007, participants may also make designated Roth contributions to the

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Plan, which are included in the participant’s gross income at the time of the contribution. Valero matches 200% of the first 3% of compensation that a participant contributes to the Plan. Employer contributions are made in cash. Participants, other than highly compensated employees, also can elect to make after-tax contributions up to 5% of their compensation; however, Valero does not match these contributions. Total pre-tax and after-tax contributions cannot exceed 50% of compensation. In addition, any participant can make rollover contributions to the Plan and, effective April 1, 2007, a participant can also make an eligible Roth rollover contribution to the Plan. During the years ended December 31, 2007 and 2006, participants made rollover contributions of $895,955 and $641,709, respectively, which are included in employee contributions in the statements of changes in net assets available for benefits.
In addition to the employer contributions noted above, Valero matches 100% of compensation above 3% up to a maximum of 6% that union participants at the Port Arthur Refinery contribute to the Plan, and prior to July 1, 2007, the date the Lima Refinery was sold, Valero matched 100% of compensation above 3% up to a maximum of 6% that union participants at the Lima Refinery contributed to the Plan.
Federal income taxes on pre-tax contributions are deferred until the time a distribution is made to the participant. The Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,000 for each of the years ended December 31, 2007 and 2006.
Forfeitures
Forfeited non-vested accounts of terminated participants can be used to pay the Plan’s administrative expenses or reduce employer contributions. For the year ended December 31, 2007, no amounts from forfeited non-vested accounts were used to reduce employer contributions. Employer contributions for the year ended December 31, 2006 were reduced by $950 related to forfeited non-vested accounts. As of December 31, 2007 and 2006, forfeited non-vested accounts available to reduce future employer contributions were $94,464 and $88,015, respectively.
Participant Accounts
Individual accounts are maintained for each Plan participant. A separate account is maintained for each participant’s pre-tax, after-tax, employer matching, and rollover contributions. In addition, effective April 1, 2007, a separate account is maintained for each participant’s designated Roth contribution account and Roth rollover account. The accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts.
On February 16, 2006, former Premcor employees who were eligible to participate in the Valero Thrift Plan had the opportunity to make a one-time voluntary election to transfer their balances from the Plan into the Valero Thrift Plan, of which the total account balance transferred was $23,968,276.
Effective January 1, 2007, certain former Premcor union employees became eligible to participate in the Valero Thrift Plan. Effective April 9, 2007, these former Premcor employees had the option to transfer their balances from the Plan into the Valero Thrift Plan, of which the total account balance transferred was $4,578,285.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Vesting
Participants are vested 100% in their employee account at all times. Employer matching contributions for participants not covered under a collective bargaining agreement are fully vested when contributed. Employer matching contributions for participants covered under collective bargaining agreements vest at the rate of 20% per year with 100% vesting after the fifth year of service, except for certain Delaware City Refinery employees under collective bargaining agreements who are immediately fully vested.
The Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.
Investment Options
Participants direct the investment of 100% of their employee and employer contributions and may transfer existing account balances to any of the funds offered. The Plan currently offers mutual funds and a common/collective trust through Vanguard and the Valero Common Stock Fund, which invests 100% in Valero Energy Corporation common stock, as investment options for participants.
Effective September 4, 2007, participants may not designate more than 20% of their contributions to be invested in the Valero Common Stock Fund. Transfers into the Valero Common Stock Fund will not be permitted to the extent a transfer would result in more than 50% of the aggregate value of the participant’s account being invested in the Valero Common Stock Fund.
Withdrawals and Distributions
A participant may withdraw any after-tax contributions or pre-tax contributions after submitting a request to Vanguard. Withdrawals of pre-tax contributions or designated Roth contributions before employment ends are limited to hardship withdrawals, under which certain criteria must be met, or attainment of age 59 1/2.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not to exceed fifteen years. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution to a participant who has terminated employment prior to his death, disability, or normal retirement age may be made only with the participant’s consent.
Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
In 2006, the Plan was amended to allow for withdrawals up to $100,000 to qualified participants who sustained economic losses due to Hurricanes Katrina, Rita, and/or Wilma.  This withdrawal election was available to qualified participants prior to January 1, 2007.
Participant Loans

Participants may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term may be longer than five years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2007, interest rates on outstanding participant loans ranged from 5.0% to 9.75% and maturity dates ranged from January 2008 to November 2017. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined.
Plan Expenses
The Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Plan are paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant transactions, such as fund withdrawal fees, are deducted from the respective participant’s account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan as of December 31. Participant loans are valued at cost, which approximates fair value.
As described in Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined contribution plan are required to be

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, investments in common/collective trusts that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
As provided in the FSP, Vanguard Retirement Savings Trust, a common/collective trust, which primarily holds investments in fully benefit-responsive insurance contracts, is presented in the statement of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. The fair value of the fully benefit-responsive investment contracts is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
New Accounting Pronouncement
FASB Statement No. 157
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures, but does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The Plan is in the process of evaluating the impact of Statement No. 157 on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006
Vanguard Retirement Savings Trust (contract value of $52,079,823 and $53,248,314, respectively)	$52,476,887	$52,740,808
Valero Energy Corporation common stock	36,557,621	43,891,034
Vanguard Windsor II Fund Investor Shares	35,432,161	41,126,791
Vanguard Wellington Fund Investor Shares	33,817,340	35,661,454
Vanguard PRIMECAP Fund	28,252,229	30,898,584
Vanguard 500 Index Fund Investor Shares	—	20,696,724
Vanguard International Growth Fund	17,109,169	—
Vanguard Morgan Growth Fund Investor Shares*	16,489,895	15,170,574
Vanguard 500 Index Fund Signal Shares	16,382,025	—

*	As of December 31, 2006, this investment is less than 5% of the Plan’s net assets available for benefits but is shown in the above table for comparative purposes only.
The Plan’s investment in shares of Valero common stock represents 12.5% and 14.2% of total investments at fair value as of December 31, 2007 and 2006, respectively. The closing price for Valero common stock was $39.96, $70.03, and $51.16 on June 27, 2008, December 31, 2007, and December 29, 2006, respectively.
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2007	2006
Valero Energy Corporation common stock	$15,846,793	$(4,779,105)
Mutual funds	1,581,418	17,738,128

Net appreciation in fair value of investments	$17,428,211	$12,959,023

For the years ended December 31, 2007 and 2006, dividend income included $308,142 and $232,576, respectively, of dividends paid on Valero common stock.
4. Party-in-Interest Transactions
The Plan invests in shares of mutual funds and units of a common/collective trust that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for investment in Valero common stock. Valero, the sponsor of the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.
6. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated December 3, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Valero submitted an application to the IRS in January 2008 requesting an updated determination letter; the application is currently under review by the IRS.
7. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$291,451,664	$310,658,147
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	397,064	(507,506)
Deemed distributions of participant loans	(30,282)	—

Net assets available for benefits per the Form 5500	$291,818,446	$310,150,641

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Investment income per the financial statements	$34,481,559	$26,712,878
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of end of year	397,064	(507,506)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of beginning of year	507,506	—

Investment income per the Form 5500	$35,386,129	$26,205,372

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans	30,282	—

Deemed distributions of participant loans per the Form 5500	$30,282	$—

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2007

Identity of Issue/Description of Investment	Current Value
Mutual funds:
*Vanguard 500 Index Fund Signal Shares	$16,382,025
*Vanguard Asset Allocation Fund	10,792,722
*Vanguard Explorer Fund	6,917,941
*Vanguard International Growth Fund	17,109,169
*Vanguard Mid-Cap Index Fund	9,491,116
*Vanguard Morgan Growth Fund Investor Shares	16,489,895
*Vanguard PRIMECAP Fund	28,252,229
*Vanguard Small-Cap Index Fund Investor Shares	6,874,151
*Vanguard Target Retirement 2005 Fund	308,223
*Vanguard Target Retirement 2010 Fund	746,271
*Vanguard Target Retirement 2015 Fund	225,387
*Vanguard Target Retirement 2020 Fund	647,008
*Vanguard Target Retirement 2025 Fund	164,591
*Vanguard Target Retirement 2030 Fund	67,815
*Vanguard Target Retirement 2035 Fund	95,479
*Vanguard Target Retirement 2040 Fund	138,619
*Vanguard Target Retirement 2045 Fund	14,794
*Vanguard Target Retirement 2050 Fund	1,641
*Vanguard Target Retirement Income	82,531
*Vanguard Total Bond Market Index Fund	11,881,674
*Vanguard Wellington Fund Investor Shares	33,817,340
*Vanguard Windsor II Fund Investor Shares	35,432,161

Total mutual funds	195,932,782

Common/collective trust:
*Vanguard Retirement Savings Trust	52,476,887

Common stock:
*Valero Energy Corporation	36,557,621

*Participant loans (interest rates range from 5.0% to 9.75%; maturity dates range from January 2008 to November 2017)	6,703,755

Total investments at fair value	$291,671,045

*	Party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation Benefit Plans Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 30, 2008